Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - unaudited)

For the six months ended October 31, 2023, and 2022

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian dollars - unaudited

As at	Note	October 31, 2023	April 30, 2023 (Audited)

ASSETS
Current assets
Cash and cash equivalents		$8,344,186	$12,608,704
Short-term investments	3	20,115,000	40,115,000
Taxes receivable	4	19,661,337	17,498,525
Other receivables		637,529	783,490
Prepaid expenses		2,154,450	3,015,115
Total current assets		$50,912,502	$74,020,834

Non-current assets
Long-term prepaid expenses		$89,673	$168,792
Property, plant, and equipment	5	533,397	384,728
Investment	6	663,569	1,297,098
Exploration and evaluation assets	7	180,795,928	162,731,725
Total non-current assets		182,082,567	164,582,343
Total assets		$232,995,069	$238,603,177

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,403,611	$6,175,346
Due to related party	8	57,130	280,505
Total liabilities		$3,460,741	$6,455,851

SHAREHOLDERS' EQUITY
Share capital	9	$237,475,220	$237,460,259
Reserves		34,585,823	30,324,553
Accumulated other comprehensive loss		11,173,058	9,465,293
Deficit		(53,699,773)	(45,102,779)
Total shareholders' equity		$229,534,328	$232,147,326
Total liabilities and shareholders' equity		$232,995,069	$238,603,177

Note 1 - Nature and Continuance of Operations

Note 13 - Subsequent Event

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Expressed in Canadian dollars - unaudited

		For the three months ended		For the six months ended
	Note	October 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
				$	$
General and administrative expenses
Amortization		$106,883	$67,336	$174,141	$113,229
Consulting fees		255,159	300,257	537,652	509,166
Directors fees	8	77,075	75,000	154,999	162,500
Foreign exchange (gain) / loss		424,244	(858,950)	249,616	(768,481)
Insurance		189,678	180,840	376,763	358,608
Management fees	8	87,500	87,500	175,000	175,000
Marketing		708,343	753,839	1,407,203	1,521,772
Office and miscellaneous	8	244,204	301,661	512,648	652,016
Professional fees		139,238	174,566	230,271	324,604
Share based compensation	9e, f	1,522,987	891,109	4,261,270	2,131,673
Transfer agent and filing		95,790	72,761	189,485	148,108
Travel and promotion		104,723	112,372	121,350	215,517

		$(3,955,824)	$(2,158,291)	$(8,390,398)	$(5,543,712)
Other income / (loss)
Interest income		312,089	62,167	426,933	97,350
Revaluation loss on investment in equity instruments	6	(550,651)	-	(633,529)	-
Net loss		$(4,194,386)	$(2,096,124)	$(8,596,994)	$(5,446,362)

Other comprehensive loss
Items that will be reclassified subsequently
Translation gain/(loss) on foreign operations		(6,121,180)	175,183	1,707,765	(8,723)
Comprehensive gain / (loss)		$(10,315,566)	$(1,920,941)	$(6,889,229)	$(5,455,085)
Basic and diluted loss per share		$(0.02)	$(0.01)	$(0.04)	$(0.04)

Weighted average number of common shares
Basic and diluted		207,991,645	154,875,802	207,965,942	154,875,802

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in Canadian dollars - unaudited

For the six months ended	Note	October 31, 2023	October 31, 2022
		$	$
Operating activities
Net loss for the period		(8,596,994)	(5,446,362)
Items not affecting cash:
Amortization	5	174,141	113,229
Foreign exchange gain		-	(6,461)
Share-based compensation	9	4,261,270	2,131,673
Revaluation loss on investment in equity instruments	6	633,529	-

Changes in non-cash working capital items:
Accounts payable and accrued liabilities		(2,719,393)	(4,266,169)
Due to related parties	8	(223,375)	125,925
Taxes receivable	4	(2,162,812)	(344,501)
Other receivable		145,961	9,135
Prepaid expenses		939,784	514,926

Net cash flows used in operating activities		(7,547,889)	(7,168,605)

Investing activities
Purchase of exploration and evaluation assets	7	-	(6,839,677)
Exploration and evaluation expenditures	7	(15,033,952)	(13,886,564)
Purchase of equipment	5	(316,438)	(231,274)
Maturity of guaranteed investment certificates	3	20,000,000	-

Net cash flows generated/ (used) in investing activities		4,649,610	(20,957,515)

Financing activities
Issuance of common shares - warrants exercise	9	7,961	-
Issuance of common shares - options exercise	9	7,000	-

Net cash flows provided by financing activities		14,961	-

Effects of foreign exchange		(1,381,200)	-

Decrease in cash and cash equivalents		(2,883,318)	(28,126,120)

Cash and cash equivalents, beginning of period		12,608,704	30,482,269

Cash and cash equivalents, end of period		8,344,186	2,356,149

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares - unaudited

		Common shares
	Note	Number	Amount	Reserves	Other comprehensive income (loss)	Deficit	Total
			$	$	$	$	$

Balance, April 30, 2022		154,875,802	163,972,960	23,691,609	(368,411)	(31,511,051)	155,785,107
Stock based compensation		-	-	2,131,673	-	-	2,131,673
Net loss and comprehensive loss for the period		-	-	-	(8,723)	(5,446,362)	(5,455,085)

Balance, October 31, 2022		154,875,802	163,972,960	25,823,282	(377,134)	(36,957,413)	152,461,695

Balance, April 30, 2023		207,938,329	237,460,259	30,324,553	9,465,293	(45,102,779)	232,147,326
Shares issued pursuant to exercise of warrants and options	9	55,490	14,961	-	-	-	14,961
Stock based compensation	9	-	-	4,261,270	-	-	3,673,571
Net loss and other comprehensive income for the period		-	-	-	1,707,765	(8,596,994)	(6,301,530)

Balance, October 31, 2023		207,993,819	237,475,220	34,585,823	11,173,058	(53,699,773)	229,534,328

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

1. Nature and Continuance of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all its operations in Canada and Mexico in one business segment. On February 8, 2021, the Company changed its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). It is trading on the venture exchange under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at 700- 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The Company continues to experience risks associated with global inflation and volatility in foreign exchange rates. The Company continues to monitor each of these risks and will execute timely and appropriate measures as necessary. Further, near-term metal prices, exchange rates, discount rates, and other key assumptions used in the Company's accounting estimates are subject to greater uncertainty given the current economic environment. Changes in these assumptions could significantly impact the Company's accounting estimates.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

2. Significant Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2023, audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of October 31, 2023. These condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors on December 7, 2023, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements:

a) Basis of Consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Ownership interest as at October 31, 2023	Ownership interest as at April 30, 2023
Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%
Minera Canam S.A. DE C.V.	Exploring evaluating mineral properties	Mexico	100%	100%
Operaciones Canam Alpine S.A. DE C.V.	Exploring evaluating mineral properties	Mexico	100%	100%
Vizsla Royalty Corp. (formerly Vizsla Copper Corp. and 1283303 B.C. Ltd.)	Royalty Company	Canada	100%	100%
Canam Royalties Mexico, S.A. de C.V.	Royalty Company	Mexico	100%	100%

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

2. Significant Accounting Policies and Basis of Presentation (continued)

b) Accounting Standards Issued but Not Yet Adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

c) Accounting pronouncements

Adoption of New Accounting Standards

The new standards, or amendments to standards and interpretations that were adopted by the Company, effective January 1, 2023, are as follows:

Disclosure of Accounting Policies (Amendments to IAS 1)

The IASB has issued amendments to IAS 1 Presentation of Financial Statements which require entities to disclose their "material" accounting policy information rather than their "significant" accounting policies. The amendments explain that accounting policy information is material if omitting, misstating; or obscuring that information could reasonably be expected to influence decisions that the primary users of the financial statements make on, the basis of, those financial statements. The amendments also clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

This amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduce a definition of accounting estimates and provide other clarifications to help entities distinguish accounting policies from accounting estimates. Under the amendments, accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The amendments also emphasize that a change in an accounting estimate that results from new information or new developments is not an error correction and that changes in an input or a measurement technique used to develop an accounting estimate are considered changes in accounting estimates if those changes in an input or measurement technique are not the result of an error correction.

This amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

2. Significant Accounting Policies and Basis of Presentation (continued)

d) Significant Accounting Judgments and Estimates

Preparing the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three and six months ended October 31, 2023, are consistent with those applied and disclosed in Note 3 of the annual consolidated financial statements. The Company's interim results are not necessarily indicative of its results for a full year.

3. Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents include $8,344,186 (April 30, 2023 - $12,608,704) in the operating bank accounts. Cash and cash equivalents also included $5,000,000 in term deposits that are cashable within one to two months (April 30, 2023: $6,789,000 (US$5,000,000)). The term deposits earn interest at 5.60% (April 30, 2023: 5.30%).

Short-term investments include $20,115,000 (April 30, 2023 - $40,115,000) of term deposits with maturities of more than 90 days ranging from six months to eight months earning interest at 5.24% (April 30, 2023 – 5.18% to 5.24%).

At October 31, 2023, the Company had 1,110,014 Mexican pesos (April 30, 2023 - 6,877,311 pesos) and $1,384,486 US dollars (April 30, 2023- $7,797,176 US dollars).

4. Taxes Receivable

	October 31, 2023	April 30, 2023
	$	$
Goods and Service Tax (GST) recoverable	63,038	84,648
Mexican Value Added Tax (IVA) recoverable	19,598,299	17,413,877
Total	19,661,337	17,498,525

* Mexican IVA is net of provision of MXD 5,868,290 (April 30, 2023- MXD 5,868,290).

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

5. Property, Plant and Equipment

	Computer equipment	Computer software	Office equipment	Mining equipment	Office improvements	Total
Cost	$	$	$	$	$	$
Balance - April 30, 2022	39,916	-	39,873	144,598	185,411	409,798
Additions	29,326	55,212	8,565	165,637	27,112	285,852
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	9,992	-	9,005	45,279	40,673	104,949
Balance - April 30, 2023	79,234	55,212	57,443	355,514	253,196	800,599
Additions	4,066	37,003	19,385	255,984	-	316,438
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	1,338	-	954	4,451	4,928	11,671
Balance - October 31, 2023	84,638	92,215	77,782	615,949	258,124	1,128,708

Accumulated Amortization
Balance - April 30, 2022	15,005	-	8,121	53,299	28,507	104,932
Amortization	17,537	55,212	28,896	61,741	105,800	269,186
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	3,480	-	5,343	13,613	19,317	41,753
Balance - April 30, 2023	36,022	55,212	42,360	128,653	153,624	415,871
Amortization	11,021	37,003	28,845	42,913	54,359	174,141
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	443	-	601	1,686	2,569	5,299
Balance - October 31, 2023	47,486	92,215	71,806	173,252	210,552	595,311

Carrying amounts
As at April 30, 2022	24,911	-	31,752	91,299	156,904	304,866
As at April 30, 2023	43,212	-	15,083	226,861	99,572	384,728
As at October 31, 2023	37,152	-	5,976	442,697	47,572	533,397

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset

On December 16, 2022, the Company entered a strategic investment with Prismo Metals Inc. ("Prismo"). Prismo is trading on the Canadian Securities Exchange under the symbol "PRIZ". The Company finalized its strategic investment in Prismo on January 6, 2023 ("Closing Date").

Pursuant to the strategic investment, the Company acquired (i) a right of first refusal ("ROFR") to purchase the Palos Verdes project from Prismo, which will remain valid until January 6, 2027, four years from the Closing Date, and (ii) 4,000,000 units of Prismo ("Prismo Units").

ROFR in this context refer to the obligation of Prismo to notify the Company of any written offers received from third parties to purchase any portion of the Palos Verdes Properties (referred to as the "Offered Interest"). The Company reserves the right to purchase the Offered Interest at the same price and under the same conditions within a 45-day window. If the Company declines or fails to respond, Prismo is permitted to sell to the third party after laps of 90 days, and the Company's rights expire after four years, unless its percentage of ownership is below 8%. The Company's ROFR persists through any changes of control of Prismo.

The Company acquired 4,000,000 Prismo Units, each Prismo Unit consists of one common share of Prismo (a "Prismo Share") and one-half of one common share purchase warrant (a "Prismo Warrant"). Each Prismo Warrant entitles the Company to purchase one additional Prismo Share for a period of two years from the closing date at a price of $0.75. The Prismo shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The Prismo Units were fair valued at $1,413,225.

The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the Closing Date of $0.48, with consideration for the lack of marketability. The DLOM rate used is provided below.

The consideration for the strategic investment consisted of a cash payment of $500,000 (paid) and 1,000,000 common shares of the Company. The consideration shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The shares were fair valued at $1,357,155.

The fair value of Vizsla shares is determined using a level 2 fair value measurement. The share price is based on the market price on the Closing Date of $1.62, after factoring in the lack of marketability. The applicable DLOM rate is provided below.

As at Jan 6, 2023	DLOM
Date	Vizsla	Prismo
06-Jul-23	10.6%	21.3%
06-Jan-24	15.9%	28.1%
06-Jul-24	18.0%	30.1%
06-Jan-25	20.4%	31.4%

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

An intangible asset with a fair value of $443,930 was recognized for the difference between the fair value of the Prismo Units and Vizsla shares, as well as the cash paid as consideration. Due to the lack of evidence of future economic benefits, the Company wrote off the intangible asset as impairment loss in the year ended April 30, 2023. The continuity of the intangible asset is below:

	Right of first refusal	Total
Cost	$	$
Balance - April 30, 2022	-	-
Additions	443,930	443,930
Write off as impairment loss	(443,930)	(443,930)
Balance - April 30 and October 31, 2023	-	-

Carrying amounts
As at April 30, 2022	-	-
As at April 30, 2023	-	-
As at October 31, 2023	-	-

In connection with the strategic investment, Prismo and the Company have agreed to form a technical committee to pursue district-scale exploration of the Panuco silver-gold district.

Immediately prior to the closing of the strategic investment, the Company did not beneficially own, directly or indirectly, or exercise control or direction over, any Prismo Shares or any securities convertible into or exercisable for Prismo Shares. Immediately following the closing of the strategic investment, the Company owns 4,000,000 Prismo Shares and 2,000,000 Prismo Warrants, representing 10.08% of the issued and outstanding Prismo Shares on a non-diluted basis and 14.4% of the Prismo Shares on a partially diluted basis. As of October 31, 2023, 1 million Prismo shares has been released from the voluntary hold.

As the Company has no common management or directors, it does not have significant influence. As such, the Prismo Units have been recognised as investment and measured at fair value through profit or loss. The change in the fair value during the period ended October 31, 2023, was $633,529 (year ended April 30, 2023: $116,127) and recorded in other loss. The continuity schedule of the investment is below:

Strategic Investment
$
Balance - April 30, 2022	-
Additions	1,413,225
Gain (loss) from fair value adjustment	(116,127)
Fair value - April 30, 2023	1,297,098
Gain (loss) from fair value adjustment	(633,529)
Fair value - October 31, 2023	663,569

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

Prismo shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the period-end date, October 31, 2023, of $0.17 (April 30, 2023: $0.335), with consideration for the lack of marketability. The DLOM rate used is provided below:

	April 30, 2023	October 31, 2023
Date	DLOM	DLOM
06-Jul-23	8.90%	Issued
06-Jan-24	22.10%	9.22%
06-Jul-24	27.50%	19.50%
06-Jan-25	30.00%	25.88%

The fair value of the Prismo warrants granted was calculated as of the year-end date using the Black-Scholes option pricing model with the following assumptions:

	April 30, 2023	October 31, 2023
Risk Free Interest Rate	3.78%	4.67%
Expected Dividend Yield	-	-
Expected Volatility	115.74%	164.59%
Expected Term in Years	1.69 years	1.19 years

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

7. Exploration and Evaluation Assets

Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam S.A. DE C.V. and Operaciones Canam Alpine S.A. DE C.V. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1:  Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares (issued);

- Milestone event 2:   Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares (issued).

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Milestone event 1 and 2 for a total of 750,000 common shares as finders' fees. The Company recorded $296,250 and $12,344 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity. As of April 30, 2022, the milestones have occurred, and the shares have been issued. As a result, the full $308,595 of contingent consideration has been reversed.

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco S.A. de C.V. ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020, to extend the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000. Certain claims of Copala are subject to a 3.0% net smelter royalty ("NSR") which can be brought down to 1.5% for 10% interest or property right on the mining concessions.

On July 21, 2021, the Company signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

7.  Exploration and Evaluation Assets (continued)

Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Under the Amending Agreement, Vizsla/Canam and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

  A cash payment of US$4,250,000 (paid) to Panuco upon signing of the Amending Agreement;
  The issuance to Panuco of 6,245,902 common shares of Vizsla priced at $2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued); and
  A cash payment of US$6,100,000: US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. On May 6th, 2022, following the refurbishment and transfer of ownership of the mill, US$5,000,000 was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

  A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and
  The issuance to Copala of 4,944,672 common shares of Vizsla priced at $2.44 per share upon the completion of the transfer of the Copala Property (issued).

Page | 15

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

7.  Exploration and Evaluation Assets (continued)

Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Costs related to the properties can be summarized as follows:

	Balance April 30, 2022	Additions	Balance April 30, 2023	Additions	Balance October 31, 2023
Acquisition costs
Cash	$19,744,301	$6,396,000	$26,140,301	$-	$26,140,301
Effective settlement of loans receivables	1,190,024	-	1,190,024	-	1,190,024
Shares	58,146,988	-	58,146,988	-	58,146,988
Transaction cost	-	-	-	-	-
Subtotal	$79,081,313	$6,396,000	$85,477,313	$-	$85,477,313

	Balance April 30, 2022	Additions	Balance April 30, 2023	Additions	Balance October 31, 2023

Exploration costs
Analysis	$5,166,595	$3,135,842	$8,302,436	1,754,614	$10,057,050
Depreciation	23,951	53,711	77,662	42,913	120,575
Drilling	20,936,016	14,672,917	35,608,933	6,008,897	41,617,830
Ejido rights	421,243	-	421,243	-	421,243
Engineering consulting	671,537	512,516	1,184,053	47,252	1,231,305
Equipment	1,306,386	1,094,354	2,400,740	932,565	3,333,305
Field Cost	4,342,210	1,711,210	6,053,420	989,041	7,042,461
Geological consulting	4,203,068	3,930,707	8,133,775	2,029,573	10,163,348
Geophysical survey	-	158,542	158,542	3,693	162,235
Geotech	-	-	-	19,923	19,923
GIS management	-	203,054	203,054	81,293	284,347
Land and reclamation fees	-	-	-	20,283	20,283
Maintenance	396,939	452,923	849,862	110,950	960,812
Metallurgical testing	-	-	-	57,738	57,738
Other consulting	-	-	-	10,309	10,309
Rent of land	239,695	146,953	386,648	-	386,648
Travel and miscellaneous	2,375,661	4,675,810	7,051,471	2,872,566	9,924,037
Subtotal	$40,083,301	$30,748,538	$70,831,839	$14,981,610	$85,813,449

	$119,164,614	$37,144,538	$156,309,152	$14,981,610	$171,290,762

Effect of change in exchange rate	(374,872)	6,797,445	6,422,573	3,082,593	9,505,166

Total	$118,789,742	$43,941,983	$162,731,725	$18,064,203	$180,795,928

Page | 16

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

7. Exploration and Evaluation Assets (continued)

Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

The Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company. On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties. On November 16, 2022, and January 30, 2023, Vizsla transferred 2% NSR on certain concessions to Canam Royalties.

8. Related Party Transactions

During the six months ended October 31, 2023, and 2022, the Company has the following related party transactions:

(a) The Company has incurred $643,748 (2022: $611,748) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $150,000 (2022: $162,500) in director fees to the Company's directors.

(c) The Company has paid $300,000 (2022: $300,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the six months ended October 31, 2023, the Company has granted 2,965,000 (2022: 375,000) stock options to officers and directors of the Company (Note 9(e)).

(e) As of October 31, 2023, $57,130 (April 30, 2023: $280,505) was payable to officers of the Company.

(f) As of October 31, 2023, the Company also made a prepayment of $52,500 (April 30, 2023: $nil) to a company with common directors and officers for rent expenses and administration expenses.

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at October 31, 2023, 207,993,819 (April 30, 2023: 207,938,329) common shares with no par value were issued and outstanding.

During the six months ended October 31, 2023, 5,490 warrants were exercised at a weighted average exercises price of $1.45 for proceeds of $7,961 (share price on exercise day is $1.56), and 50,000 options were exercised at a weighted average exercise price of $0.14 for proceeds of $7,000 (share price on exercise day is $1.44). No other shares were issued during the six months ended October 31, 2023.

Page | 17

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

9. Share Capital (continued)

b)  Issued and Outstanding (continued)

During the year ended April 30, 2023, the Company issued common shares of the Company (the "Shares") as follow:

On February 9, 2023, the Company completed a private placement during which it issued 27,286,050 common shares at a price of $1.65 for gross proceeds of $45,021,982. The Company paid a cash commission of $2,701,319 equal to 6% of the gross proceeds of the offering and issued 1,637,163 compensation options to the Agents. Each compensation option is exercisable to acquire one common share of the Company at the issue price of $1.65 until February 9, 2025. The compensation options have a fair value of $1,408,313 using the Black-Scholes Options pricing model. The Company incurred a total of $3,023,679 in cash share issue costs.

All securities issued under the private placement will be subject to a statutory hold period in Canada expiring four months and one day from the date of issuance.

On November 15, 2022, the Company closed a bought deal financing of 23,805,000 units at a price of $1.45 per units for gross proceeds of $34,517,250. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00. The warrants were not assigned a value since the market price of the Company's share on November 15, 2022, was equivalent to the price of the unit at $1.45.

The financing was subject to 6% cash finders fees and 6% finders warrants exercisable at $1.45 on or before November 15, 2024. The finders' warrants have a fair value of $1,138,453 using the Black-Scholes Options pricing model. The Company incurred a total of $2,542,864 in cash share issue costs.

The net proceeds from both the private placement and the bought deal financing will be used to advance the exploration, drilling, and development of the Company's Panuco Project, as well as for working capital and general corporate purposes.

On January 6, 2023, the Company issued 1,000,000 shares in connection to the strategic investment in Prismo Metals Inc. The shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The shares are fair valued at $1,357,155 (Note 6).

For the year ended April 30, 2023, 775,347 options were exercised for proceeds of $318,000. The weighted average share price on date of exercise is $1.76. 196,130 warrants were exercised for proceeds of $386,221. The weighted average share price of on date of exercise is $2.10.

c) Escrow shares

As of April 30, 2023, the Company has 750,000 shares in escrow (April 30, 2023: 1,000,000). The escrow shares relate to the Prismo transaction (Note 6) are subject to a voluntary escrow period of 24 months. During this period, 25% of the securities will be released every six months, starting from the closing date of January 6, 2023. During the six months ended October 31, 2023, 250,000 have been released and 750,000 shares remain in escrow.

Page | 18

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

9. Share Capital (continued)

d) Warrants

As of October 31, 2023, the Company has 14,766,343 warrants exercisable (April 30, 2023: 14,771,833).

During the six months ended October 31, 2023, 5,490 warrants were exercised for proceeds of $7,961. No other warrants were issued during the six months ended October 31, 2023.

During the year ended April 30, 2023, the Company issued 11,902,500 warrants and 1,428,300 broker warrants, totaling 13,330,800 warrants in relation to the bought deal financing which closed on November 15, 2022. Each warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00. The Company issued 1,637,163 compensation warrants in relation to the private placement which closed on February 9, 2023. Each compensation warrant is exercisable to acquire one Common Share at $1.65 until February 9, 2025. 32,424,902 warrants expired.

The following is a summary of warrant transactions for the six months ended October 31, 2023, and the year ended April 30, 2023:

	October 31, 2023		April 30, 2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$
Warrants outstanding, beginning of the period	14,771,833	1.91	32,424,902	2.68
Issued	-	-	14,967,963	1.57
Exercised	(5,490)	1.45	(196,130)	1.97
Expired	-	-	(32,424,902)	(2.68)
Warrants outstanding, end of the period	14,766,343	1.91	14,771,833	1.91

The following warrants were outstanding and exercisable on October 31, 2023:

Expiry date	Exercise price $	Number of warrants outstanding and exercisable
15-Nov-24	2.00	11,717,350
15-Nov-24	1.45	1,411,830
09-Feb-25	1.65	1,637,163
		14,766,343

As at October 31, 2023, the weighted average remaining contractual life for outstanding warrants is 1.07 years (April 30, 2023: 1.57 years).

Page | 19

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

9. Share Capital (continued)

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers, and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years, and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

On May 19, 2023, the Company granted 3,850,000 stock options ("Options") at an exercise price of $1.60 to directors, officers, employees, and consultants of the Company. The Options are exercisable for a period of five years and will vest over the next two years.

During the six months ended October 31, 2023, 50,000 were exercised for proceeds of $7,000. No other options were issued, canceled or expired during the six months ended October 31, 2023.

The continuity of stock options for the six-month ended October 31, 2023, and the year ended April 30, 2023, is as follows:

	October 31, 2023		April 30, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Options outstanding, the beginning of the period	15,926,972	1.69	14,640,472	1.64
Issued	3,850,000	1.60	2,720,000	1.63
Cancelled	-	-	(658,153)	(2.06)
Exercised	(50,000)	(0.14)	(775,347)	(0.41)
Options outstanding, end of the period	19,726,972	1.67	15,926,972	1.69
Options exercisable, end of the period	15,047,972	1.69	13,692,722	1.69

Page | 20

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

9. Share Capital (continued)

e)  Options (continued)

The following options were outstanding and exercisable as October 31, 2023:

Expiry date	Exercise price $	*Adjusted exercise price $	Number of Options outstanding	Number of Options exercisable

27-Feb-29	0.15	0.14	605,000	605,000
13-Jun-24	0.17	0.16	350,000	350,000
30-Dec-24	0.69	0.66	875,000	875,000
07-Jan-25	0.72	0.69	75,000	75,000
29-Jun-25	0.79	0.76	1,006,250	1,006,250
06-Aug-25	2.15	2.07	1,490,000	1,490,000
27-Aug-25	1.76	1.69	75,000	75,000
01-Oct-25	1.46	1.40	125,000	125,000
01-Dec-25	1.46	1.40	100,000	75,000
12-Jan-26	1.71	1.64	60,000	60,000
17-Feb-26	1.50	1.44	2,007,722	2,007,722
22-Jun-26	2.31	2.22	3,784,000	3,784,000
12-Jul-26	2.44	2.34	220,000	220,000
27-Jul-26	2.44	2.34	139,000	139,000
24-Sep-26	2.25	2.25	1,945,000	1,945,000
01-Feb-27	2.45	2.45	300,000	240,000
02-Jun-27	1.74	1.74	590,000	354,000
10-Feb-28	1.60	1.60	2,130,000	852,000
19-May-25	1.60	1.60	3,850,000	770,000
			19,726,972	15,047,972

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions for options granted in the six months ended October 31, 2023, and 2022:

	For the six months ended
	October 31, 2023	October 31, 2022
Risk Free Interest Rate	3.29%	2.72% -2.89%
Expected Dividend Yield	-	-
Expected Volatility	96.24%	100% - 104%
Expected Term in Years	5 years	5 years

The Company recorded a fair value of $3,697,694 as share-based compensation related to options granted for the six-month ended October 31, 2023 (October 31, 2022 - $2,131,673).

Page | 21

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

9. Share Capital (continued)

f) Restricted Shares Units

On February 10, 2023, pursuant to the Company's Equity Incentive Compensation Plan, the Company granted 1,133,572 restricted share units (each, an "RSU") to directors, officers, employees, and consultants of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date. The Company can settle each vested RSUs with cash, shares, or a combination of cash and shares at the Company's discretion.

The fair value of each RSU is $1.60 which is the value of a Vizsla common share on issuance day (February 10, 2023). The total share-based compensation of the RSUs is valued at $1,813,715, which will be realized as the RSUs vest.

For the six-month ended October 31, 2023, the Company has recognized a share-based compensation of $563,576 (October 31, 2022: $nil) for the RSUs.

10. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, short-term investments, investment, other receivables, due to related party, and accounts payable and accrued liabilities. All these financial instruments are carried on the consolidated interim statements of financial position at amortized cost except investments, which are carried at fair value through profit or loss using a level 2 fair value measurement (Note 6). The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Page | 22

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

10. Financial Instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.  The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2023, the Company had a cash and cash equivalent balance of $8,344,186 and short-term investments of $20,115,000 to settle accounts payable and accrued liabilities of $3,460,741. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the six months ended October 31, 2023, by approximately $192,000 (six months ended October 31, 2022: $550,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at October 31, 2023, the cash on deposit at these institutions was in excess of federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

Page | 23

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2023, and 2022
Expressed in Canadian dollars - unaudited

11. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12. Segment Information

The Company has one operating segment, being principally mineral exploration.

Geographic Information

The Company's non-current assets, excluding non-current deposits, by location of assets are as follows:

	October 31, 2023	April 30, 2023
	$	$
Canada	753,242	1,465,890
Mexico	181,329,325	163,116,453
	182,082,567	164,582,343

13. Subsequent Event

Subsequently to October 31, 2023, the Company has granted 400,000 stock options ("Options") at an exercise price of $1.36 to a director and a consultant of the Company, pursuant to the Company's Omnibus Equity Incentive Compensation Plan. The Options are exercisable for a period of five years and will vest over the next two years.

Page | 24